

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2023

Paul Fusaro
Chief Operating Officer
Bitwise 10 Crypto Index Fund
400 Montgomery Street
Suite 600
San Francisco, CA 94104

> **Re: Bitwise 10 Crypto Index Fund**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 24, 2023**
> **File No. 000-56270**

Dear Paul Fusaro:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets